Exhibit 99.1

Electra Confirms Cobalt Mineralization at New Target in Idaho

TORONTO, Oct. 5, 2022 /CNW/ - Electra Battery Materials Corporation (TSX-V: ELBM) (OTCQX: ELBMF) ("Electra") confirmed today the existence of a new cobalt zone in the Idaho Cobalt Belt, following the receipt of assay results from drilling at its Ruby prospect. The new drill intercepts are located in close proximity to the Company's flagship Iron Creek cobalt-copper deposit. Results from Electra's summer exploration program support a more extensive drill campaign to determine the full extent of Ruby's mineralization.

"Significant investments are being made in North America to onshore the electric vehicle supply chain, and the State of Idaho has an important role to play in developing a domestic supply of critical metals such as cobalt," said Trent Mell, Electra's CEO.  "We are very excited that drilling of our Ruby prospect supports our thesis that there are new cobalt targets in the Idaho Cobalt Belt.

Mr. Mell added, "The assay results pave the way for additional drilling and underscore the potential for Idaho to become and important source of cobalt in the U.S. and reduce North America's reliance on foreign supply."

HIGHLIGHTS

•	The Ruby target is a new zone of cobalt mineralization located approximately 1.5 km southeast of Electra's flagship Iron Creek deposit.
•	Cobalt mineralization intercepted in the first two holes drilled at Ruby include:
•	6.4 metres @ 0.21% cobalt in IC22-02 from 307.5 to 313.9 metres
•	0.64 metres @ 0.87% cobalt in IC22-03A from 364.3 to 364.9 metres
•	The drillholes are Electra's first in the Ruby target, testing the eastern portion of a geophysics anomaly that appears to thicken to the west as it approaches a fault system.

"Drill results confirmed the presence of significant cobalt mineralization identified in the chargeability anomaly imaged in this year's 3D-induced polarization survey," said Dan Pace, Electra's Principal Geologist. "Additional drilling is warranted to evaluate the extent of the mineralization, which has a similar geophysical footprint to the Iron Creek deposit."

Electra's Idaho Property

The Iron Creek Project is located within Electra's Idaho property, which consists of mining patents and exploration claims over an area of 2,300 hectares covering the strike extent of strata hosting mineralization. Historic underground development at Iron Creek includes 600 metres of drifting from three adits. An all-weather road connects the property to a state highway and nearby towns, Challis and Salmon.

Iron Creek is one of several cobalt-copper resources and prospects within the Idaho Cobalt Belt, a prospective mineralized system that contains the largest primary resources of cobalt in the United States, according to the U.S. Geological Survey. Within Electra's own property boundaries, numerous satellite targets have been identified, including the Ruby Zone cobalt prospect located 1.5 km southeast of Iron Creek which is the focus of the 2022 program (Figure 1).

Figure 1. Schematic cross section of the Iron Creek and Ruby areas using a 100 m cutting envelope. Section line shown on figure 1. Drillholes projected up to 200 m into the plain of the section to show relative locations of targeting in 2021 and 2022. IC21-04 and IC21-05 are labeled as reported on May 9, 2022. (CNW Group/Electra Battery Materials Corporation)

2022 Drilling Summary

Electra completed 1,674 meters of drilling in the 2022 exploration program.  One hole was drilled targeting the eastern extension of the Iron Creek resource with results pending.  Three holes and two wedge offset holes were completed on the Ruby target approximately 1.5 km southeast of Iron Creek targeting geophysical anomalies and surface outcropping cobalt mineralization (Figure 2). Wedges were used to recover mineralization in zones of poor recovery (IC22-03/03A) and to extend drilling to depth where the original hole was lost above target (IC22-04/04A).  All drillholes were collared with HQ diameter core and IC22-03/3A and IC22-04A were completed with NQ core. All drillholes encountered significant pyrite mineralization and results have been finalized for two holes and one wedge offset which are reported in this release.  The first reported intercepts confirm the presence of significant cobalt mineralization associated with the pyrite zones intercepted in drilling at Ruby (table 1).

Figure 2. Plan map of the Iron Creek project showing 2022 drilling. Resource outline is based on the 2019 resource report previously released with an effective date of November 27, 2019 and filed on SEDAR on January 30, 2020. (CNW Group/Electra Battery Materials Corporation)

Permitting Update

Electra is aggressively advancing permitting on a new Plan of Operations in collaboration with the Salmon-Challis National Forest to conduct additional drilling programs in 2023.  The plan will allow for a multi-year exploration program to systematically evaluate the Ruby zone, complete step out drilling on the Iron Creek resource, and evaluate additional high priority targets within the claim block.  Electra has also been awarded a 217 acre feet water right from the State of Idaho Department of Water Resources to support exploration and mining activities on the Iron Creek property.  The water right is contingent on showing beneficial use on or before September 1, 2027.

Table 1. Assay Results

Hole	From (metre)	To (metre)	Drilled Thickness (m)	Cobalt (%)	Comments
IC22-02	307.54	313.94	6.40	0.21
IC22-03	333.60	334.37	0.76	0.27
IC22-03	363.93	364.54	0.61	1.34	40% core recovery
IC22-03	364.54	365.91	n/a	n/a	No core recovered
IC22-03	365.91	366.37	0.46	0.52	29% recovery, possible contamination
IC22-03	405.38	406.91	1.52	0.20
IC22-03A	364.30	364.94	0.64	0.87	Wedge hole to quantify poor recover zone in IC22-03

True thickness is estimated at 70-95% of reported thickness based on the contact angle of the sulfide zones to the core axis.  Cobalt intercepts are calculated using a 0.18% cobalt cutoff and allowing one sample interval of internal dilution. IC22-03A is a wedged/twin of IC22-03 from 361 to 380 metres and is a more representative intercept of the mineralized zone than IC22-03.

Quality Assurance and Quality Control

Blanks, duplicates, and standards were inserted into the sample chain at the core processing site as part of the QA/QC program. All samples were submitted to ALS laboratories in Twin Falls, Idaho by Company staff. Drill core samples are dried, weighed, crushed to 70% passing -2mm, split to 250g pulps crushed to 85% passing minus 75 microns. Samples were dissolved with a four acid digestion and analyzed by ICP-AES and ICP-MS.

Qualified Person Statement

Dan Pace is a Registered Member of the Society for Mining, Metallurgy & Exploration and is the Qualified Person as defined by National Instrument 43-101 who has reviewed and approved the contents of this news release. Mr. Pace is employed as Principal Geologist for Electra Battery Materials Corporation.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America's only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain.  Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra's refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.electrabmc.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Estimates of Resources

Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) "2014 CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically. An Inferred Mineral Resource as defined by the CIM Standing Committee is "that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. United States investors are cautioned that CIM and NI 43-101 standards for resource classification and public disclosure differ from the requirements of the U.S. Securities and Exchange Commission (SEC) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra, filed on SEDAR at www.sedar.com. Although Electra believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SOURCE Electra Battery Materials Corporation

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For further information: Joe Racanelli, Vice President, Investor Relations, info@ElectraBMC.com, 1.416.900.3891

CO: Electra Battery Materials Corporation

CNW 07:00e 05-OCT-22